Exhibit 99.1
Computation of ratio of earnings to fixed charges

First half 2008
$ million, except ratios

Profit before taxation	26,681

Group’s share of income in excess of dividends of equity-accounted entities	(1,304)

Capitalized interest, net of amortization	27

Profit as adjusted	25,404

Fixed charges:

Interest expense	609
Rental expense representative of interest	602
Capitalized interest	89

1,300

Total adjusted earnings available for payment of fixed charges	26,704

Ratio of earnings to fixed charges	20.5

40